SEC FILE NUMBER 001-34780
CUSIP NUMBER 349862300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10D
☐Form N-SAR ☐Form N-CSR

For Period Ended:  June 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
Forward Industries, Inc.
Full Name of Registrant
Former Name if Applicable 3110 Main St., Suite 400
Address of Principal Executive Office (Street and Number) Santa Monica, CA 90405
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant was unable to file its Form 10-Q for the fiscal quarter ended June 30, 2012 (the “Report”) without unreasonable effort or expense due to delays in obtaining and compiling information for inclusion in the Report.  The Registrant undertakes to file the Report no later than the fifth calendar day following the prescribed due date of the Report, or if such date is a Saturday, Sunday or federal holiday, the first business day thereafter.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James O. McKenna	310	526-3005
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    Yes     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   On June 21, 2012 the Registrant determined to exit its retail business and focus solely on growing its OEM business. The results for the quarter ended June 30, 2012 included a Net Loss of approximately $3.3 million and $6.4 million, respectively, for the three months and nine months ended June 30, 2012, including a Loss from discontinued operations, net of tax, of approximately $2.7 million and $4.7 million, respectively, for the corresponding periods.

Forward Industries, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2012	By /s/ James O. McKenna
Name: James O. McKenna Title: Chief Financial Officer